SE 18005220

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-69634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REVL Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1921 Walnut Street, 2nd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dimitrios Papatheoharis 215-372-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name – *if individual, state last, first, middle name*)

One Bala Plaza	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Dimitrios Papatheoharis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REVL Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Carol Mustilli, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires April 22, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

REVL SECURITIES LLC

DECEMBER 31, 2017

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
REVL Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of REVL Securities, LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as

evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Ramos and Christie, LLC

February 23, 2018

Bala Cynwyd, PA 19004

Table of Contents

REVL SECURITIES LLC
Statement of Financial Condition
DECEMBER 31, 2017

Assets		
Cash	$	136,984
Prepaid expenses		1,578
Total assets	$	138,562
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	102,508
Member's equity		36,054
Total liabilities and members' equity	$	138,562

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC

Statement of Loss

Year Ended December 31, 2017

Income		
Interest Income	$	35
Expenses		
Technology and Communication	$	2,947
Occupancy and Equipment		7,989
Other		68,512
Total expenses		79,448
Net loss	$	(79,413)

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2017

Member's equity, beginning of the period	$	90,467
Member's capital contributions		25,000
Net loss		(79,413)
Member's equity, end of period	$	36,054

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(79,413)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		2,982
Increase in accounts payable and accrued expenses		63,383
Net cash used for operating activities		66,365
Cash flows from financing activities:		
Member's capital contributions		25,000
Net increase in cash		11,952
Cash, beginning of period		125,032
Cash, end of period	$	136,984

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

REVL Securities, LLC (the "Company") is a Limited Liability Company formed on March 2, 2015 in the State of Delaware. Effective July 21, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements. Interest income is recorded as received.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the member, who are responsible for any taxes thereon.

Income Taxes (continued)

The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Recent Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. As a result of this method, the Company will have no change to retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $34,476 which was $27,642 in excess of its required minimum net capital of $6,834. The Company's percentage of aggregate indebtedness to net capital was 297.33% at December 31, 2017. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

5. Related Party Transactions

The Company had entered into an expense sharing agreement with its sole member, REVL Capital Group, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective May 31, 2017, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance and telephone fees. The agreement provides for the Company to reimburse the Member monthly for its share of operating expenses.

Total expenses under the expense sharing agreement were $59,883 for the year 2017.

6. Subsequent Events

Events of the Company subsequent to December 31, 2017 have been evaluated through February 23, 2018, which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2017. No subsequent events were identified that required disclosure.

SUPPLEMENTARY INFORMATION

REVL SECURITIES LLC

Schedule I –Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

DECEMBER 31, 2017

Total Member's Equity	$ 36,054
Deductions of nonallowable assets	
Prepaid Expenses	1,578
Total nonallowable assets	1,578
Net Capital	$ 34,476
Aggregate indebtedness	$ 102,508
Minimum net capital required per 15c3-1(a)(2)	$ 6,834
Computation of basic net capital requirement	
Minimum net capital required – the greater of $5,000 or 6.67% of aggregate indebtedness	6,834
Excess Net Capital	27,642
Excess Net Capital@120%	$ 24,225
Ratio of aggregate indebtedness to net capital	297.33%

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2017, filed by the Company on Form X-17A-5, Part IIA.

REVL SECURITIES LLC

Schedule II- Computation for
Determination of Reserve Requirements
Pursuant to Rule 15c3-3

DECEMBER 31, 2017

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2016, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To The Member of:
REVL Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which REVL Securities, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which REVL Securities, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and REVL Securities, LLC stated that REVL Securities, LLC met the identified exemption provisions from July 21, 2017, the date the Company was registered as a broker-dealer, through December 31, 2017 without exception. REVL Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about REVL Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 23, 2018

Management Report Regarding Exemption from Rule 15c3-3

REVL Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

REVL Securities, LLC

I, Dimitrios Papatheoharis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 23, 2018